UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Textura Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

883211104

(CUSIP Number)

Copies to:

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883211104	13D	Page

1	NAMES OF REPORTING PERSONS ORACLE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,631,850 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% [1]
14	TYPE OF REPORTING PERSON CO

1	An aggregate of 6,631,850 shares of Textura Corporation (the “Issuer”) common stock (as represented to Oracle by the Issuer and the Stockholders) are subject to Tender and Support Agreements dated April 28, 2016 (the “Tender Agreements”) entered into by OC Acquisition LLC (“OC”), a subsidiary of Oracle Corporation (“Oracle”), Tulip Acquisition Corporation, a subsidiary of OC, and each of Northwater Capital Inc., Northwater Intellectual Property Fund L.P. 1, Northwater Intellectual Property Fund L.P. 2, Northwater Intellectual Property Fund L.P. 3A, Michael Antis, Gregory J. Besio, Matthew J. Botica, Edward K. Chandler, David Habiger, David Kelly, Ryan Lawrence, R. Michael Murray, Jr., General Peter Pace, David G. Patterson, Jillian Sheehan and Robert P. Wayman (each a “Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. Oracle expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Based on the number of shares of Issuer common stock outstanding as of April 26, 2016 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender Agreements represents approximately 23.9% of the outstanding Issuer common stock.

CUSIP No. 883211104	13D	Page

1	NAMES OF REPORTING PERSONS OC ACQUISITION LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,631,850 [2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% [2]
14	TYPE OF REPORTING PERSON OO

2	An aggregate of 6,631,850 shares of Textura Corporation (the “Issuer”) common stock (as represented to Oracle by the Issuer and the Stockholders) are subject to Tender and Support Agreements dated April 28, 2016 (the “Tender Agreements”) entered into by OC Acquisition LLC (“OC”), a subsidiary of Oracle Corporation (“Oracle”), Tulip Acquisition Corporation, a subsidiary of OC, and each of Northwater Capital Inc., Northwater Intellectual Property Fund L.P. 1, Northwater Intellectual Property Fund L.P. 2, Northwater Intellectual Property Fund L.P. 3A, Michael Antis, Gregory J. Besio, Matthew J. Botica, Edward K. Chandler, David Habiger, David Kelly, Ryan Lawrence, R. Michael Murray, Jr., General Peter Pace, David G. Patterson, Jillian Sheehan and Robert P. Wayman (each a “Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. OC expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Based on the number of shares of Issuer common stock outstanding as of April 26, 2016 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender Agreements represents approximately 23.9% of the outstanding Issuer common stock.

CUSIP No. 883211104	13D	Page

1	NAMES OF REPORTING PERSONS TULIP ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,631,850 [3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% [3]
14	TYPE OF REPORTING PERSON CO

3	An aggregate of 6,631,850 shares of Textura Corporation (the “Issuer”) common stock (as represented to Oracle by the Issuer and the Stockholders) are subject to Tender and Support Agreements dated April 28, 2016 (the “Tender Agreements”) entered into by OC Acquisition LLC (“OC”), a subsidiary of Oracle Corporation (“Oracle”), Tulip Acquisition Corporation (“Merger Subsidiary”), a subsidiary of OC, and each of Northwater Capital Inc., Northwater Intellectual Property Fund L.P. 1, Northwater Intellectual Property Fund L.P. 2, Northwater Intellectual Property Fund L.P. 3A, Michael Antis, Gregory J. Besio, Matthew J. Botica, Edward K. Chandler, David Habiger, David Kelly, Ryan Lawrence, R. Michael Murray, Jr., General Peter Pace, David G. Patterson, Jillian Sheehan and Robert P. Wayman (each a “Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. Merger Subsidiary expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Based on the number of shares of Issuer common stock outstanding as of April 26, 2016 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender Agreements represents approximately 23.9% of the outstanding Issuer common stock.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by Textura Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1405 Lake Cook Road, Deerfield, IL 60015.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Oracle Corporation, a Delaware corporation (“Oracle”), OC Acquisition LLC, a Delaware limited liability company and a subsidiary of Oracle (“OC”) and Tulip Acquisition Corporation (“Merger Subsidiary” and, together with Oracle and OC, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 500 Oracle Parkway, Redwood City, California 94065. Oracle provides products and services that address all aspects of corporate information technology (“IT”) environments—application, platform and infrastructure. The Oracle Cloud offerings provide a comprehensive and fully integrated stack of application, platform, compute and storage services in all three primary layers of the cloud: Software as a Service, Platform as a Service and Infrastructure as a Service. Oracle’s on-premise offerings include Oracle database and middleware software, application software, hardware (Oracle Engineered Systems, servers, storage, networking and industry-specific products), and related support and services. Oracle provides cloud and on-premise offerings to over 400,000 worldwide customers via deployment models that best suit their needs.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding shares of Common Stock in the Offer and provide funding in connection with the Merger (as defined below) is approximately $663 million, plus related fees and expenses. The Reporting Persons expect to fund these payments using cash on hand.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Tender Agreements.

On April 28, 2016, Oracle, the Issuer, OC and Merger Subsidiary entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which OC has agreed to cause Merger Subsidiary to commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding Shares at a price per share equal to $26.00 (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes. The obligation of OC and Merger Subsidiary to consummate the Offer is subject to the condition that, immediately prior to the expiration of the Offer, there be validly tendered and not withdrawn the number of Shares that, when added to the Shares then owned by OC and its subsidiaries, would represent no less than 66 2/3% of (i) all Shares then issued and outstanding and (ii) all Shares that the Issuer may be required to issue upon the conversion, exercise or exchange of any then outstanding stock options or restricted stock units (collectively, “Company Compensatory Awards”) and any other options, warrants or other rights to acquire, or securities convertible into, or exchangeable for, Shares for which, (x) a valid election has been made or notice has been given to convert, exchange or exercise, as applicable, such Company Compensatory Awards or such other option, warrant or other right, as applicable, into Shares in accordance with the terms thereof but (y) such Shares have not yet been duly issued. The consummation of the Offer is also conditioned upon, among other things, the expiration or early termination of the applicable premerger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into the Issuer, the separate corporate existence of Merger Subsidiary shall cease and the Issuer shall be the successor or surviving corporation of the merger (the “Merger”), and a subsidiary of OC. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger. Upon the consummation of the Merger (the “Effective Time”), each Share will be converted into the right to receive the Offer Price, without interest. Each unvested Issuer stock option and unvested Issuer restricted stock unit which are unexpired, unexercised and outstanding at the time the Merger is consummated and held by an employee of the Issuer or any of its subsidiaries will be assumed by Oracle and converted automatically into an option or restricted stock unit, as the case may be, denominated in shares of Oracle common stock, the number and terms of which will be determined pursuant to the terms of the Merger Agreement. Each vested Issuer stock option and vested Issuer restricted stock unit which are unexpired, unexercised and outstanding at the time the Merger is consummated will be cancelled and extinguished, and the former holder thereof will be entitled to receive an amount in cash as determined pursuant to the terms of the Merger Agreement. Each unvested Issuer stock option and unvested Issuer restricted stock unit which are unexpired, unexercised and outstanding at the time the Merger is consummated and held by a person who is not an employee of the Issuer or any of its subsidiaries will not be assumed by Oracle and will be cancelled and extinguished for no consideration.

As an inducement to enter into the Merger Agreement, and in consideration thereof, OC and Merger Subsidiary entered into a Tender and Support Agreement with each of Northwater Capital Inc., Northwater Intellectual Property Fund L.P. 1, Northwater Intellectual Property Fund L.P. 2, Northwater Intellectual Property Fund L.P. 3A, Michael Antis, Gregory J. Besio, Matthew J. Botica, Edward K. Chandler, David Habiger, David Kelly, Ryan Lawrence, R. Michael Murray, Jr., General Peter Pace, David G. Patterson, Jillian Sheehan and Robert P. Wayman (each a “Stockholder”), each dated as of the date of the Merger Agreement (the “Tender Agreements”). Pursuant to the Tender Agreements, each Stockholder has agreed to tender, and not withdraw, all Shares beneficially owned by them as of the date of the Tender Agreement or acquired by them after such date (collectively, the “Subject Shares”) no later than five (5) business days after the commencement of the Offer. None of the Reporting Persons paid any consideration to the Stockholders in connection with the execution and delivery of the Tender Agreement.

The Stockholders have also agreed that they will vote their Subject Shares against certain alternative corporate transactions, each as more fully described in the Tender Agreement, until the earliest to occur of (a) the date the Merger Agreement is validly terminated, (b) the Effective Time, or (c) the date upon which any amendment of or modification to the Merger Agreement or the Offer is made that (1) changes the form of consideration to be delivered by Merger Subsidiary pursuant to the Offer or (2) decreases the Offer Price (the “Support Period”). In furtherance of the Stockholders’ covenants under the Tender Agreement, the Stockholders agreed to appoint OC as their attorney-in-fact and proxy vote the Stockholders’ Subject Shares against the corporate transactions set forth in the immediately preceding sentence.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Tender Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder (as represented to Oracle by the Issuer and the Stockholders).

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their shares of Common Stock into the Offer. If the Offer is consummated, the Issuer will be required, upon request of OC, to promptly take all actions necessary to effect the appointment of OC’s designees (if any) as directors of the Issuer. After the consummation of the Offer, OC and Merger Subsidiary intend to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions. At the effective time of the Merger, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Merger Subsidiary, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation and (iii) the directors and officers of Merger Subsidiary immediately prior to the effective time of the Merger will be the initial directors and officers of the Surviving Corporation.

Following the Merger, the Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 29, 2016. Copies of the forms of Tender Agreement are attached as Exhibit 2.2 to this Schedule13D.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Oracle, OC and Merger Subsidiary will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Oracle, OC and Merger Subsidiary will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Tender Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Tender Agreements, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 6,631,850 Shares (of which 1,441,390 Shares underlie Company Compensatory Awards and warrants to purchase Shares exercisable within 60 days of April 28, 2016) (as represented to Oracle by the Issuer and the Stockholders) against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 6,631,850 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 23.9% of the issued and outstanding Shares as of April 26, 2016 (as represented by the Issuer in the Merger Agreement).

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender Agreements, except as otherwise expressly provided in the Tender Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any shares of Issuer common stock covered by the Tender Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of April 28, 2016, by and among Oracle Corporation, Textura Corporation, OC Acquisition LLC and Tulip Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Textura Corporation with the SEC on April 29, 2016).

2.2	Forms of Tender and Support Agreement.*

99.1	Joint Filing Agreement, dated as of May 10, 2016, by and among Oracle Corporation, OC Acquisition LLC and Tulip Acquisition Corporation.*

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2016	ORACLE CORPORATION

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President

Date: May 10, 2016	OC ACQUISITION LLC

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Secretary

Date: May 10, 2016	TULIP ACQUISITION CORPORATION

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President

SCHEDULE A

1.	Oracle Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Lawrence J. Ellison	Chairman of the Board of Directors and Chief Technology Officer

Jeffrey O. Henley	Vice Chairman of the Board of Directors

Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution

Jeffrey S. Berg	Chairman of Resolution

Safra A. Catz	Chief Executive Officer and Director

Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University

H. Raymond Bingham	Advisory Director at Riverwood Capital Management

Naomi O. Seligman	Senior Partner at Ostriker Von Simson

George H. Conrades	Chairman of Akamai Technologies, Inc.

Bruce R. Chizen	Independent Consultant and Senior Adviser to Permira Advisers LLP

Mark V. Hurd	Chief Executive Officer and Director

Leon E. Panetta	Former U.S. Secretary of Defense and Director of the Central Intelligence Agency

Renée J. James	Operating Executive at The Carlyle Group

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

John F. Fowler	Executive Vice President, Systems

Thomas Kurian	President, Product Development

Dorian E. Daley	Executive Vice President, General Counsel and Secretary

William Corey West	Executive Vice President, Corporate Controller and Chief Accounting Officer

2.	OC Acquisition LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of OC Acquisition LLC are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer

Directors

None – managed by Oracle Corporation

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)

Dorian E. Daley	President

3.	Tulip Acquisition Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Tulip Acquisition Corporation are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer

Directors

None – managed by Oracle Corporation

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)

Dorian E. Daley	President

SCHEDULE B

Stockholder	Shares Beneficially Owned (1)(3)
Northwater Capital Inc. (2)	4,876,008
Northwater Intellectual Property Fund L.P. 1	633,146
Northwater Intellectual Property Fund L.P. 2	214,721
Northwater Intellectual Property Fund L.P. 3A	1,156,508
Michael Antis	120,753
Gregory J. Besio	42,169
Matthew J. Botica	107,307
Edward K. Chandler	82,168
David Habiger	131,030
David Kelly	120,258
Ryan Lawrence	38,115
R. Michael Murray, Jr.	416,619
General Peter Pace	37,169
David G. Patterson	37,169
Jillian Sheehan	270,337
Robert P. Wayman	352,748

(1)	As of April 28, 2016, as provided by the Issuer.
(2)	Northwater Capital Inc. may be deemed under Rule 13d-3 under the Exchange Act to be the beneficial owner of the equity held by Northwater Intellectual Property Fund L.P. 1, Northwater Intellectual Property Fund L.P. 2 and Northwater Intellectual Property Fund L.P. 3A.
(3)	The calculation of beneficial ownership of each of the listed individuals includes the number of shares underlying Company Compensatory Awards exercisable by such person within 60 days of April 28, 2016:

Stockholder	Number of Shares Underlying Company Compensatory Awards
Northwater Capital Inc.	—
Northwater Intellectual Property Fund L.P. 1	—
Northwater Intellectual Property Fund L.P. 2	—
Northwater Intellectual Property Fund L.P. 3A	—
Michael Antis	87,564
Gregory J. Besio	28,977
Matthew J. Botica	28,977
Edward K. Chandler	28,977
David Habiger	110,293
David Kelly	91,070
Ryan Lawrence	28,350
R. Michael Murray, Jr.	95,679
General Peter Pace	28,977
David G. Patterson	28,977
Jillian Sheehan	230,306
Robert P. Wayman	93,013